Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction
Rudolph Technologies, Inc.	U.S.A.
4D Technology Corporation	U.S.A.
Onto Innovation Japan Co. Ltd.	Japan
Onto Innovation (Shanghai) Trading Co., Ltd.	China
Nanometrics China Company Ltd.	China
Onto Innovation Germany GmbH	Germany
Accent Optical Technologies (Germany) GmbH	Germany
Rudolph Technologies Hong Kong Limited	Hong Kong
Onto Innovation Europe, B.V.	Netherlands
Nanometrics France S.A.S.	France
Nanometrics (Switzerland) GmbH	Switzerland
Nanometrics U.K. Ltd.	United Kingdom
Nanometrics Israel, Ltd.	Israel
Onto Innovation Korea Ltd.	Korea
Onto Innovation Southeast Asia Pte. Limited	Singapore
Onto Innovation Ireland Limited	Ireland